JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

January 26, 2011

Securities and Exchange Commission
450 Fifth Street, NW
Judiciary Plaza
Washington, DC  20549

Re:              JNL Series Trust
File Nos. 33-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (“Trust”), enclosed herewith for electronic filing pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting, Proxy Statement, and Form of Proxy and Voting  Instruction Card to be sent to the shareholders of the Trust and its contract owners in connection with a special meeting of shareholders.

The proposal for consideration by Shareholders of the Trust are as follows:

     1. JNL/Select Money Market Fund (“Fund”) only.  To approve or disapprove a change to the fundamental investment policy of the Fund (“Proposal” or “Policy Change”).

     2. To transact such other business as may properly come before the Meeting or any adjournment thereof.

The shareholders’ meeting for the Trust is scheduled to be held on March 15, 2011.  The  definitive proxy materials are scheduled to be mailed to the shareholders and their variable contract owners on or about February 2, 2011.  Please do not hesitate to contact me at the above-referenced number to discuss the definitive proxy materials.

If you have any questions concerning this filing, please contact me at (517) 367-4336.

Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee